Exhibit 99.2

SCAILEX CORPORATION LTD (“the Company”)

16 Shenkar (Entrance B), Herzlia Pituach 46120
Tel: 09-9610900; Fax: 09-9610912

17th July 2008

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Immediate Report Of An Event Or Matter
Outside The Corporation's Ordinary Business
(Section 36(a) of the Securities (Periodic and
Immediate Reports) Regulations, 5730-1970

On 17th July 2008 the Company’s board of directors resolved to adopt a plan for its own purchase of up to one million (“the maximum quantity”) ordinary shares of the Company (“shares”). According to the resolution, the Company’s management has been authorised from time to time to purchase, on or off the Tel Aviv Stock Exchange Ltd, shares in a total financial volume of up to NIS 25 million (“the maximum amount”) over a period of 12 months from the date of the resolution. The Company’s board of directors has determined that the maximum amount meets the requirements of law with regard to a permitted distribution.

The Company does not undertake that it will purchase up to the whole maximum amount or maximum quantity of shares authorised or any of them.

The shares that are purchased by the Company as aforesaid will become dormant shares, as defined in the Companies Law, 5759-1999 and will not vest any rights.

Yours faithfully,

Scailex Corporation Ltd